UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM INFORMS THE REVIEW OF ACCOUNTING TREATMENT

Santiago, Chile. April 7, 2024 – Sociedad Química y Minera de Chile S.A. (“SQM”, the “Company”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that in accordance with Article 9 and 10 of the Chilean Securities Market Act to the provisions of General Standard No. 30 of the Chilean Financial Market Commission, it informs the following as an essential fact (hecho esencial):

SQM Salar S.A., a subsidiary of the Company (“SQM Salar”), has had a dispute with the Chilean Internal Revenue Service (“SII” in its Spanish acronym) for years regarding the erroneous application by the SII of the specific tax on mining activity on the exploitation of lithium (the “Claims”). The details of the Claims are found in note 21.3 to the latest consolidated financial statements reported by the Company.

On April 5, 2024, the Santiago Court of Appeal issued a ruling in one of the Claims, the tax role case No. 312-2022, and revoked the ruling that had previously been handed down by the Tax and Customs Court of the Metropolitan Region, which accepted the public law annulment action filed by SQM Salar, corresponding to settlements for the 2017 and 2018 tax years.

The ruling of the Santiago Court of Appeal, although it does not affect all the Claims and is still susceptible to appeals by SQM Salar, which it expects to file in the coming days, will prompt the review of the accounting treatment for the Claims by the Company's Board of Directors. Consequently, the Company could recognize during the first quarter of 2024, a lower profit in amount of approximately US$1.1 billion, which corresponds to the impact that the interpretation of the Santiago Court of Appeal ruling could have on the Claims.

The effect of the review of the accounting treatment would not have a significant impact on the Company's cash flows, since the amount of approximately US$1.1 billion had been fully paid by the Company into the Chilean tax coffers.

The Company maintains its firm position regarding the erroneous application of the specific tax on mining activity to the exploitation of lithium, a substance that is not concessionable by law in Chile, which had been recognized by the SII itself in the past, as well as by the executive, legislative and judicial powers in Chile. SQM Salar will continue to actively defend its position in the Claims.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Irina Axenova / irina.axenova@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning our success in defending our position in the Claims, the implementation of MoU, potential partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: April 7, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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